Direct Line: (212) 859-8468 Fax: (212) 859-4000 andrew.barkan@friedfrank.com

October 6, 2015

VIA EDGAR AND COURIER

Mara L. Ransom

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             At Home Group Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 25, 2015
File No. 333-206772

Dear Ms. Ransom:

This letter sets forth the response of At Home Group Inc. (the “Company”) to the comment letter, dated September 30, 2015, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-206772), filed on September 25, 2015 (“Amendment No. 1”). This letter is being filed with Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of Amendment No. 2 marked to show the changes to Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 54

1.              We note your amended disclosure on page 54 that over 70% of your products are unbranded. We also note your disclosure on page 83 that you produce “strong product margins” via your unbranded offerings. Please revise your disclosure to provide additional detail that explains how your unbranded products contribute to your net sales relative to your branded products, with a view to understanding how your margins are impacted.

Response:

The Company respectfully advises the Staff that the contribution to net sales from, and margins on, its branded products does not materially differ from that of its unbranded products. The Company has revised the disclosure accordingly on pages 4 and 83 of Amendment No. 2.

Securities and Exchange Commission

October 6, 2015

Twenty-six Weeks Ended August 1, 2015 Compared to Twenty-six Weeks Ended July 26, 2014

Income Tax Provision, page 61

2.              We note your disclosure that your effective tax rate for the twenty-six weeks ended August 1, 2015 was (146.8)% compared to 138% for the twenty-six weeks ended July 26, 2014. We also note your disclosure that your effective tax rate for 2015 calculated without the impact of the change in valuation allowance is 38.3%. Based on this disclosure, it appears your effective tax rate continues to be significantly impacted by changes in your valuation allowance. Significant changes in the valuation allowance from one period to the next should be fully explained to your investors by the disclosures in your filing, including providing management’s insight into changes in underlying assumptions and factors that drove the change in the allowance. Please revise your analysis of results of operations, your critical accounting policies, or the footnotes to your interim financial statements, as appropriate, to address the following:

•                  Disclose in more detail the reasons for the changes in the valuation allowance during the interim period, including briefly explaining why deferred tax assets increased during the interim period and why you believe it is more likely than not that certain of these net deferred tax assets will not be realized.

•                  Tell us whether you recorded an allowance for all deferred tax assets that arose during the interim period, and if not, tell us the basis for management’s determination during the interim period that it is more likely than not that the deferred tax assets for which no valuation allowance was provided will be realized.

•                  Either revise your critical accounting policy to encompass the types of uncertainties that arose during the interim period that may affect the ultimate realization of deferred tax assets, or explain to us how the current disclosure fully addresses both the annual and interim periods.

Response:

In response to each of the bullet points set forth above, the Company notes as follows:

•                  The Company has revised the disclosure on page 61 of Amendment No. 2.

•                  The Company respectfully advises the Staff that it recorded a valuation allowance for all deferred tax assets that arose during the twenty-six weeks ended August 1, 2015, based on an estimated annual effective tax rate methodology in accordance with ASC 740-270-25-2. A valuation allowance was not recorded against the Company’s deferred tax assets to the extent these assets would be realized through the future reversals of existing

Securities and Exchange Commission

October 6, 2015

taxable temporary differences and the carry back of the resultant loss from the excess of reversing deferred tax assets over reversing deferred liabilities.

•                  The Company respectfully advises the Staff that its critical accounting policy, taken together with the revised disclosure on page 61 of Amendment No. 2, addresses both annual and interim periods because the significant piece of negative evidence of three years of cumulative losses that affects the ultimate realization of deferred tax assets existed during the periods reported.

Liquidity and Capital Resources

Net Cash Provided by (Used in) Operating Activities, page 69

3.              Please revise your analysis of net cash flows from operating activities to provide management’s insight into the underlying reasons for the significant changes in your cash flows and to better explain the variability in your cash flows, and particularly the cash flows from your operating assets and liabilities, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section IV.B of our Release 33-8350. Also, please explain to us why you disclose on page 65 that your business historically has realized a slightly higher portion of cash flows from operations in the second quarter given that you used cash for operating activities in each of the 26 weeks ended July 26, 2014 and August 1, 2015, and revise your disclosures either on page 65 or here to explain this matter to your investors.

Response:

The Company respectfully advises the Staff that the Company has not historically realized a higher portion of cash flows from operations in the second quarter and has revised the disclosure accordingly on page 65 of Amendment No. 2. In addition, in response to the Staff’s comment, the Company has revised the disclosures on page 69 of Amendment No. 2.

Business, page 80

4.              We note your disclosure on page 83 that you offer over 50,000 SKUs across a variety of home décor products and styles. Please disclose, for the last three fiscal years, the amount or percentage of total revenue contributed by any class of similar products which accounted for 15% or more of your consolidated revenue. Please see Item 101(c)(1)(i) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of Amendment No. 2.

Securities and Exchange Commission

October 6, 2015

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:                                Lewis L. Bird III (At Home Group Inc.)

Marc D. Jaffe (Latham & Watkins LLP)

Ian D. Schuman (Latham & Watkins LLP)

Daniel Porco (Securities and Exchange Commission)

Robert Babula (Securities and Exchange Commission)

Jennifer Thompson (Securities and Exchange Commission)